June 1, 2012

Ms. Cecilia Blye

Chief, Office of Global Security Risk

Securities and Exchange Commission

100 F Street, N.E.

Washington, DC 20549

RE:	Travelport Limited
File No. 333-141714
Form 10-K for the Year Ended December 31, 2011

Dear Ms. Blye:

This responds to your letter dated May 11, 2012 to Simon Gray, Senior Vice President and Chief Accounting Officer for Travelport Limited (the “Company”) requesting certain information with respect to our contacts with Iran, Sudan and Syria. For ease of reference we have restated below the text of each of your questions or comments in bold followed by the Company’s response.

General

1.	You state on page 20 that you utilize third-party, independently owned and managed national distribution companies to market GDS products and distribute and provide GDS services in certain countries, including Syria. Various sources have reported a September 2011 press release in which you announced execution of an agreement with Iran-based Mahan Air, under which Mahan Air’s published fare and inventory would be accessible to agents connected with you and available immediately for e-ticketing on both your Galileo and Worldspan systems. We are aware also of a July 2011 news report that you were reappointed as the preferred GDS provider to the Saudi Arabia-based Al Tayyar Travel Group, which operates in Sudan.

Iran, Sudan and Syria are designated by the State Department as state sponsors of terrorism, and are subject to U.S. economic sanctions and export controls. Your Form 10-K includes limited information regarding your Syria-related operations, and does not include disclosure pertaining to any direct or indirect business with Iran and Sudan. Please describe to us the nature and extent of your past, current, and anticipated contacts with Iran, Sudan, and Syria, whether through direct or indirect arrangements, since your referenced letter. Your response should describe any products, technology, or services you have provided into Iran, Sudan, and Syria, and any agreements, arrangements, or other contacts you have had with the governments of those countries or entities controlled by those governments.

A.    Background on the Company

The Company is a leading provider of critical transaction processing solutions and data to companies operating in the global travel industry. The Company is comprised of the global distribution system (“GDS”) business which also includes the Airline IT Solutions (“AITS”) business.

The Company owns the Galileo, Apollo and Worldspan computer reservation systems (“CRSs”), which together form the Company’s core GDS. Its GDS products and services bring together buyers and sellers of travel, i.e., travel agents, travel websites and corporations booking travel for individuals (“Subscribers”) and airlines, hotels, car rental companies, cruise line operators, tour operators and the like (“Travel Providers”), to enable the former to facilitate the arrangement and purchase of travel for their customers. The Company essentially acts as a conduit between the Travel Providers and Subscribers. The CRSs operate on large computer systems that collate travel information provided by Travel Providers regarding schedules, ticket pricing, availability, etc., and make that information available to Subscribers to enable the Subscribers to arrange and book travel for their customers.

The Company enters into participation contracts with Travel Providers to display and distribute their travel inventory through its CRSs to Subscribers in return for a fee each time a Subscriber uses one of the Company’s CRSs to sell the products offered by that Travel Provider.

Separately, the Company enters into agreements with Subscribers, either directly through its subsidiaries, known as Sales and Management Organizations (“SMO”), or via third-party distributors, known as National Distribution Companies (“NDC”), which distribute access to the CRSs to their own Subscribers and provide related customer support. Through those Subscriber agreements, the Company grants access to Subscribers to view and search on the Company’s CRSs, Travel Provider schedules, pricing, etc. and provides operational capability to book, pay for and ticket travel transactions on behalf of travelers. Subscribers and NDCs may receive a portion of fees received by the Company from Travel Providers to help fund their operations.

The Company’s AITS business provides hosting solutions, business intelligence services and IT subscription services to airlines. In this area, the Company devises and markets solutions for airlines including, in particular, e-ticketing, passenger management and ground handling solutions, among others. The Company also provides its AITS services under contract to SITA Information Networking Computing USA, Inc. (“SITA”), which acts as a consolidator to provide hosting and other services to its own carrier customers, including carriers in Iran and Syria. The Company invoices SITA on a monthly aggregated basis for all flight coupons for all SITA airline customers processed through the system.

As you know, subject to certain limitations, the U.S. government generally permits travel transactions involving Iran, Sudan1 and Syria either pursuant to a statutory exemption for transactions ordinarily incident to travel2, or pursuant to general or specific licenses issued by the U.S. Department of the Treasury, Office of Foreign Assets Control (“OFAC”). The Company has in place compliance policies and procedures as appropriate to help ensure that the relevant requirements and restrictions are observed.

The Company also closely monitors sanctions developments and has engaged proactively with OFAC over many years to ensure that its limited business involving such countries, in particular, its customer relationships in such countries, whether direct or indirect, are properly authorized by license to the extent not otherwise considered exempt. In that regard, the Company has received various rulings and licenses from OFAC with respect to both its GDS and AITS services over the years and which it relies upon, in conjunction with published OFAC interpretative rulings, to provide its services, as described below.

B.    Syria

The Company’s GDS business has a participation agreement with Syrian Arab Airlines (a Syrian-government controlled entity) for the display of the airline’s fares, availability and other content on the Company’s CRSs for purchase by Subscribers. No hardware or software has been provided to Syrian Arab Airlines by the Company for these purposes.

The Company also has a distribution agreement appointing Phoeniq LLC, a third-party distributor, as the Company’s only NDC in Syria. The Company’s GDS business has no direct contractual relationships with Syrian subscribers. Rather,

[1]	For the avoidance of doubt, for purposes of this response, “Sudan” means the Republic of Sudan that is subject to OFAC sanctions pursuant to the Sudanese Sanctions Regulations, 31 C.F.R. Part 538.

[2]

The International Emergency Economic Powers Act, §1702(b)(4) prohibits, inter alia, the Presidential exercise of authority to prohibit or regulate, directly or indirectly: “any transactions ordinarily incident to travel to or from any country, including importation of accompanied baggage for personal use, maintenance within any country including payment of living expenses and acquisition of goods or services for personal use, and arrangement or facilitation of such travel including nonscheduled air, sea, or land voyages.” IEEPA also contains a statutory exemption allowing for the exchange of information and informational materials which has relevance also to the display and transmission of travel information via a CRS (§1702(b)(3). IEEPA is the statutory basis for most of the OFAC sanctions programs, including the Iranian Transactions Regulations, 31 C.F.R. Part 560, the Syrian Sanctions Regulations, 31 C.F.R. Part 542 and Executive Order 13582, and the Sudanese Sanctions Regulations, 31 C.F.R. Part 538.

Syrian subscribers are served indirectly by the Company’s GDS business through Phoeniq LLC. The Company has no SMOs in Syria. Please refer to the response to Question 3 below concerning certain software previously provided to the Company’s NDC in Syria. Since that incident, the Company has not provided any other hardware or software to the NDC or its Syrian subscriber customers.

On the AITS side, the Company provides e-ticketing services indirectly to Syrian Arab Airlines under the umbrella of its aforementioned agreement with SITA. As with other SITA customers, Syrian Arab Airlines connects to the Company’s IT interfaces via the SITA hosting system that is in turn connected to the Company’s system via communications links. The Company has not provided any equipment, software or technical support to Syrian Arab Airlines or other SITA customers in Syria to enable them to access these IT services.

C.    Iran

Your inquiry referenced a September 2011 press release announcing execution of an agreement with Iran-based Mahan Air. That announcement pertained to the entry into a new participation agreement to display Mahan Air’s travel inventory content on the Company’s CRS systems. Mahan Air had also been activated to receive e-ticketing and certain other IT-related services from the Company indirectly via SITA. However, as you are aware, subsequently, on October 12, 2011, Mahan Air was designated by OFAC as a Specially Designated Global Terrorist (“SDGT”) pursuant to Executive Order 13224 and the Global Terrorism Sanctions Regulations, 31 C.F.R. Part 594 (“GTSR”). As a consequence of that designation and after consultation with counsel, the Company determined that it could no longer service Mahan Air because the statutory travel exemption otherwise applicable to Iranian carriers does not apply under the GTSR. Accordingly, the participation agreement was suspended, and the Company terminated e-ticketing services to Mahan Air via SITA. Accordingly, Mahan Air no longer receives any services from the Company, directly or indirectly.

The Company’s GDS business has various participation agreements with Iran Air3 and Caspian Airlines (suspended for non-payment) for the display of their fares, availability and other content on the Company’s CRSs. No hardware or software has been provided to these airlines for these purposes.

[3]

Iran Air was designated by OFAC on June 23, 2011 pursuant to the Weapons of Mass Destruction Proliferation Sanctions Regulations, 31 C.F.R. Part 544. These regulations include the aforementioned IEEPA statutory travel exemption.

Separately, the Company also has a distribution agreement appointing Persian Global Web Distribution Limited as the Company’s only NDC in Iran. The Company’s GDS business has no direct contractual relationships with Iranian subscribers. Rather, Iranian subscribers are served indirectly by the Company’s GDS business through the Iranian NDC. The Company has no SMOs in Iran. No hardware or software has been provided by the Company to the Iranian NDC or its Iranian Subscriber customers for these purposes.

On the AITS side, the Company also provides e-ticketing services to Iran Air, Iran Air Tours, Iran Aseman, Taban Air, and Caspian Airlines indirectly via SITA. As with other SITA customers, these airlines connect to the Company’s IT interfaces via the SITA hosting system that is in turn connected to the Company’s system via communications links. The Company has not provided any equipment, software or technical support to these airlines to enable them to access these IT services.

D.    Sudan

In 2009, 2010 and 2011, the Company had no appointed GDS customers in or for Sudan.

Saudi Arabia-based Al Tayyar Travel Group is a GDS customer for Saudi Arabia only. It is not authorized to sub-license the Company’s GDS services in Sudan or elsewhere.

The Company does not have any direct or indirect AITS customers based in Sudan.

E.    Revenues

The Company’s GDS revenues originating from Syria, Iran and Sudan for the last three years and for the first quarter of 2012 are as follows:

	Syria	Iran	Sudan[4]
2009	USD 2,180,240	USD 14,016	USD 21
2010	USD 3,378,792	USD 2,506	USD 4
2011	USD 4,012,983	USD 6,156	USD 0
1st Quarter 2012	USD 788,983	USD 3,351	USD 0

[4]

In late 2009/early 2010, the Company became aware of an unidentified access purportedly with a point of sale in Sudan that had been created in an airline reservation system hosted by the Company. This access appears to have been used as a test to create a handful of reservations on KLM and Kenya Airways. The access was caught by the Company’s watchlist screening and was deactivated. These revenues represent fees derived from those unidentified test access reservations prior to detection and deactivation.

The Company’s AITS revenues from SITA attributable to Syrian and Iranian indirect customers for the last three years and for the first quarter of 2012 are as follows:

	Syrian Indirect Customers	Iranian Indirect Customers
2009	USD 28,219	USD 53,601
2010	USD 26,001	USD 108,244
2011	USD 35,691	USD 225, 289
First Quarter 2012	USD 12,529	USD 60,539

As to the Company overall, for each of these years and the first quarter of 2012, GDS and AITS revenues originating from Syria, Iran and Sudan as a percentage of the Company’s global annual revenues are as follows:

	Syria	Iran	Sudan
2009	0.111%	0.0034%	Nil
2010	0.171%	0.0055%	Nil
2011	0.199%	0.0114%	Nil
First Quarter 2012	0.145%	0.0116%	Nil

2.	Please discuss the materiality of any contacts with Iran, Sudan, and Syria described in response to the foregoing comments, and whether those contacts constitute a material investment risk for your security holders. You should address materiality in quantitative terms, including the approximate dollar amounts of any revenues, assets, and liabilities associated with Iran, Sudan, and Syria for the last three fiscal years and the subsequent interim period. Also, address materiality in terms of qualitative factors that a reasonable investor would deem important in making an investment decision, including the potential impact of corporate activities upon a company’s reputation and share value. Various state and municipal governments, universities, and other investors have proposed or adopted divestment or similar initiatives regarding investment in companies that do business with U.S.-designated state sponsors of terrorism. Your materiality analysis should address the potential impact of the investor sentiment evidenced by such actions directed toward companies that have operations associated with Iran, Sudan, or Syria.

The Company does not believe that its contacts with Syria, Iran or Sudan are material in either quantitative or qualitative terms. The Company’s revenues from each of Syria, Iran and Sudan for 2009, 2010 and 2011 fiscal years and first quarter of 2012 are disclosed in the response to Question 1 above. In each of these periods, such revenues represented no more than 0.2% of the Company’s global annual revenues. Further, the Company does not believe that its reputation has been or will be adversely affected by any contacts with Syria, Iran or Sudan. The Company notes that its equity is privately held.

Although Iran, Sudan and Syria have been identified as state sponsors of terrorism, the U.S. government has broadly authorized travel-related transactions either under particular exemptions, general or specific licenses. Travelport is a travel business and benefits from these authorizations. Such U.S. Government support of travel facilitates, among other things, the movement of people and exchange of ideas consistent with the objectives of U.S. policy. The travel industry has consequently not been a target of divestment initiatives of which we are aware and the Company has not received any complaints from investors in its debt instruments about its business contacts in Syria, Iran or Sudan. Should this change in the future, the Company will reevaluate its position.

3.	Your letters to us dated October 10, 2008 and December 8, 2008 related in part to your voluntary disclosure to the Office of Export Enforcement at the Department of Commerce regarding certain Syria-related transactions. Please tell us the current status of your dealings with OEE regarding the matter, and tell us about your interaction with OEE regarding the matter since your 2008 letters.

As disclosed in the October 2008 and December 2008 letters to the Staff, the Company filed a voluntary disclosure regarding exports of certain software to Syria with the OEE. On August 6, 2009, the OEE formally notified the Company of its decision not to take any action in this matter, and that the OEE was closing their file on the Company’s voluntary disclosure.

* * * * *

In connection with responding to your comments, the Company acknowledges that:

•	The Company is responsible for the adequacy and accuracy of the disclosure in the filing;

•	Staff comments or changes to disclosure in response to Staff comments do not foreclose the Commission from taking any action with respect to the filing; and

•	The Company may not assert Staff comments as a defense in any proceeding initiated by the Commission or any person under the federal securities laws of the United States.

If you have any further questions regarding these matters, please contact the undersigned.

Sincerely yours,

/s/ Eric J. Bock
Eric J. Bock Executive Vice President, Chief Legal Officer and Chief Administrative Officer